Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
	(Dollars in millions)
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$1,816	$1,851	$1,530	$1,742	$1,758	$2,435
Add: estimated fixed charges	489	669	668	647	643	634
Add: estimated amortization of capitalized interest	7	10	12	12	13	14
Less: interest capitalized	(5)	(8)	(7)	(9)	(13)	(24)

Total earnings available for fixed charges	$2,307	$2,522	$2,203	$2,392	$2,401	$3,059

Estimate of interest factor on rentals	$29	$45	$54	$54	$57	$69
Interest expense, including amortization of premiums, discounts and debt issuance costs (1)	455	616	607	584	573	541
Interest capitalized	5	8	7	9	13	24

Total fixed charges	$489	$669	$668	$647	$643	$634

Ratio of earnings to fixed charges	4.7	3.8	3.3	3.7	3.7	4.8

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.